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February10, 2025

Via EDGAR

Aisha Adegbuyi

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Mifflinburg Bancorp, Inc. Registration Statement on Form S-4 Filed January 10, 2025 – File No. 333-284191

Dear Ms. Adegbuyi:

This letter is submitted on behalf of Mifflinburg Bancorp, Inc. (“Mifflinburg”) in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 6, 2025 with respect to Mifflinburg’s registration statement on Form S-4 filed on January 10, 2025 (the “Registration Statement”).

Concurrently with this response letter, Mifflinburg is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which will include changes in response to the Staff’s comments. We have reproduced the Staff’s comments in italics below, followed by Mifflinburg’s response.

Registration Statement on Form S-4

Questions and Answers

What vote is required for the approval of each proposal, page 4

1.         Please clarify the percentage vote needed after the voting agreements are taken into account.

RESPONSE: In response to the Staff’s comment, Mifflinburg has revised the disclosure on page 5.

Summary, page 12

2.         Please revise your disclosure to include the pre-merger and post-merger organizational chart or advise.

RESPONSE: In response to the Staff’s comment, Mifflinburg has included a pre-merger and post-merger organizational chart on page 13.

Risk Factors

Mifflinburg and Northumberland are expected to incur substantial costs related to the merger, page 46

3.         Please quantify the various expected costs related to the merger and integration.

RESPONSE: In response to the Staff’s comment, Mifflinburg has revised the disclosure on page 46.

Allentown    ●    Bergen County    ●    Bala Cynwyd    ●    Fort Lauderdale    ●    Harrisburg    ●    Lancaster   ●   New York
Philadelphia    ●     Princeton    ●    Reading    ●    Rochester    ●    Scranton    ●    Valley Forge    ●    Wilkes-Barre    ●    Wilmington

A PROFESSIONAL CORPORATION

February 10, 2025

The shares of Mifflinburg common stock to be received by Northumberland shareholders as a result of the merger, page 51

4.         Please revise this risk factor to include a more particularized discussion of the risks related to the different rights associated with Mifflinburg common stock, similar to the discussion you included on page 164.

RESPONSE: In response to the Staff’s comment, Mifflinburg has revised the disclosure on pages 51 and 52.

Information about Mifflinburg and Mifflinburg Bank Employees, page 72

5.         We note your disclosure that Mifflinburg had 81 employees as of September 30,2024. Please clarify how many of your employees are full-time employees and how many are part-time employees.

RESPONSE: In response to the Staff’s comment, Mifflinburg has revised the disclosure on page 73.

The Merger

Background of the Merger, Page 104

6.         Clarify whether Northumberland management was having conversations with any other institutions about a potential transaction. Also clarify whether the May 2024 lunch conversation was the first recent contact between the two managements to discuss a potential transaction.

RESPONSE: In response to the Staff’s comment, Mifflinburg has revised the discourse on page 105.

7.         Reference is made to the second sentence of the third paragraph on page 106. Clarify whether the initial conversation ratio was modeled by Mifflinburg or the result of negotiations.

RESPONSE: In response to the Staff’s comment, Mifflinburg has revised the disclosure on page 106.

Mifflinburg’s Reasons for the Merger, page 109

8.         In the tenth bullet point, please summarize the expected “operating efficiencies and cost synergies.”

RESPONSE: In response to the Staff’s comment, Mifflinburg has revised the disclosure in the bullet point on page 110.

Material U.S. Federal Income Tax Consequences of the Merger, page 158

9.         In the final paragraph on page 160, please remove the statement that the discussion is “for general information only.”

RESPONSE: In response to the Staff’s comment, Mifflinburg has removed the statement as requested from page 160.

Comparison of the Rights of Mifflinburg Shareholders and Northumberland Shareholders, page 164

10.         Under the “Size of Board of Directors,” clarify the number of directors of the combined company.

RESPONSE: In response to the Staff’s comments, Mifflinburg has revised the disclosure on page 164.

Exhibit 10.1, page II-2

11.         Please correct the link to the Agreement. Please assure that all links are to the proper exhibit.

February 10, 2025

RESPONSE:         In response to the Staff’s comment, Mifflinburg has corrected the link to the Agreement and confirmed the links to the proper exhibits.

If you have any questions or would like additional information in connection with Mifflinburg’s responses to the Staff’s comments, please do not hesitate to contact me.

Very truly yours, STEVENS & LEE /s/ Dean H. Dusinberre

C:         Jeffrey J. Kapsar, President & CEO